Exhibit 99.24

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2010 and 2009

General

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and six months ended June 30, 2010 and 2009 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and the annual audited consolidated financial statements and MD&A for the year ended December 31, 2009. This MD&A has taken into account information available up to and including August 9, 2010. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore Gold is a growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly-owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. These mines will form a strong base of operations to support future production growth. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and as of June 30, 2010 had intersected mineralization underground at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining complex in the Timmins Gold Camp. The Bell Creek Mill has been refurbished and is being expanded incrementally to a capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected activities, including development, production and exploration, are all forward-looking statements. As well, statements about the sufficiency of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

HIGHLIGHTS

Shaft Change-Over to Production Setup at Timmins Mine completed on schedule and on budget

During the first six months of 2010, the Company completed sinking the shaft to the 710 metre level. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May, at which time the shaft was commissioned and the skipping of waste commenced. Pre-production progressed throughout the second quarter, mainly involving access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. As of the end of the second quarter, the 630 Level access development was largely completed including the silling of the initial stope test blocks between the 630 and 650 levels. Initial production from these test stopes commenced near the end of July. Commercial production is targeted for the fourth quarter of 2010.

Thunder Creek advanced exploration program continues on schedule and budget

In November 2009, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development of high-grade mineralization and to support an underground drilling program.

At the end of June 2010, the 200 Level access ramp from Timmins Mine reached the Thunder Creek deposit and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 metres), including visible gold. The zone intersected carries a minimum 150 metre strike length and remains open to northeast and southwest, and demonstrates potential for high-grade extensions up plunge towards surface. Current work along the 200 Level access ramp is focused on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure.

As of August 9, 2010, the drift from the 650 Level at Timmins Mine had advanced approximately 450 metres (approximately 51% complete) towards Thunder Creek. Development of the 650 Level Thunder Creek drift was temporarily suspended to allow for work on the Timmins Mine shaft and resumed in mid-July after the completion of the shaft change-over and the advancement of development work in support of initial test stoping at the Timmins Mine. The 650 Level drift is expected to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres), in October.

Bell Creek Mill achieving target recoveries, expansion to 2,000 tpd progressing

The mill processed a total of 74,789 tonnes at an average grade of 2.78 gpt during the first half of 2010 (40,056 tonnes at an average grade of 3.45 gpt in the second quarter) primarily from the lower grade upper level stopes at the Timmins Mine. A total of 6,405 ounces at a recovery rate of 95.9% was achieved during the first half of 2010 (4,250 ounces at a recovery of 95.6% for the second quarter). Production from the Timmins Mine to the Bell Creek Mill will increase significantly during the third quarter with initial stoping from the test blocks between the 630 and 650 levels.

The Phase One Bell Creek Mill expansion was well underway during the second quarter. This expansion will increase the mill’s capacity from 1,500 to 2,000 tonnes per day. An additional ball mill and leach tank are the major pieces of equipment required for this expansion. A 14.5’X12.5’ ball mill was purchased and arrived on site in early July. It will be refurbished before being installed. Commissioning of the Phase One Expansion is expected in October 2010.

Bell Creek Mine shaft and workings de-watered, ramp accesses mine workings,

In May 2009, the Company commenced an advanced exploration program at its 100% owned Bell Creek Complex mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings and to be driven through the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel.

As of August 9, 2010, the Bell Creek shaft and workings from previous mining had been dewatered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. The main ramp from surface at Bell Creek has reached a vertical depth of 240 metres and, in June, was connected to the 240 shaft ramp that has been slashed to full size, providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 level was completed during the first quarter of 2010 and raiseboring in support of this program began on June 1, 2010. The first stage of the vent raise system was completed by late July.

Exploration success in support of future production growth

As of June 30, 2010, the Company had incurred approximately $11.0 million of exploration expenditures and completed approximately 77,326 metres of drilling in 2010. During the second quarter of the year, exploration expenditures totalled $7.1 million representing 17,609 metres of drilling. Approximately 7,802 metres were drilled from surface and 9,807 metres from underground. Currently, a total of 19 drills are working on the Company’s property. For more information about the Company’s exploration activities during the first half of the year please see the section entitled “Deferred Exploration Expenditures” in this MD&A.

Exploration results released during the second quarter of 2010 are reviewed below.

At Thunder Creek, results from the first five holes (2,081 metres) from underground drilling off 200 Level access ramp were reported on June 29, 2010. Among the results were high-grade intercepts such as: 12.60 gpt over 9.10 metres, including 19.27 gpt over 5.00 metres, 15.07 gpt over 10.40 metres, including 65.89 gpt over 3.60 metres, and 8.59 gpt over 8.90 metres, including 15.03 gpt over 4.65 metres. Mineralization shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 metres), including visible gold.

Results from a total of 26 holes (9,205 metres) were reported from the Company’s Thorne property in two press releases during the second quarter of 2010 (June 23rd and May 4th). The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential. In particular, TH-10-21 included multiple high-grade intercepts within 75 metres of surface at the Gold River East Fold Nose Zone, up plunge from previous drilling. The Gold River East North Porphyry Zone was extended approximately 350 metres to depth to 650 metres below surface. In addition, TH-10-06 intersected an untested gap in the central portion of the Gold River West area. The results from this hole confirmed the continuity of the Footwall Zone.

On April 26, 2010, the Company released results from 44 holes totalling 7,627 metres of underground drilling at Timmins Mine. Results included identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model, and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

Subsequent to quarter end, results were released for eight holes (2,814 metres) from the winter drill program at Casa Berardi optioned property on July 23, 2010. The results included extension of G Zone in the Casa Berardi East Block by 120 metres down dip of previous drilling with new intercepts such as 11.54 gpt over 3.89 metres, 4.75 gpt over 1.00 metres and 3.10 gpt over 1.00 metre. Results to date indicate G Zone has minimum strike length of 600 metres and depth potential of 300 metres from surface.

Building a balance sheet to fund the Company’s growth plans

On July 28, 2010, the Company announced that it has signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet. The Facility is subject to a legal and technical due diligence review, final credit approval and documentation and the payment of fees, costs and expenses, with closing anticipated in the fourth quarter of 2010.

Project spending in the first half of 2010, excluding exploration expenditures of $11.0 million, totalled $60.8 million ($54.4 million net of $6.4 million gold sale proceeds from first half of 2010 production). The Company expects its development expenditures in 2010 to be in line with the previously announced forecast of $115.0 million (before net proceeds from anticipated gold sales), with an additional $31.0 million estimated for exploration spending.

At June 30, 2010, Lake Shore Gold had cash and cash equivalents of $69.9 million.

OUTLOOK

The year 2010 is expected to be an important year for Lake Shore Gold as it progresses towards commercial gold production. During the year, the Company continues to target 65,000 ounces from its Timmins projects. A portion of the ore mined during 2010 may be toll milled reflecting the timing for commissioning of the Phase One expansion of the Bell Creek Mill. The Company continues to anticipate ending 2010 at a monthly production rate at the Bell Creek Mill of 10,000 ounces from all sources.

At Timmins Mine, production continues to ramp up during the third quarter of 2010, with the commissioning of the Timmins Mine shaft having been completed in early May and initial stoping of test blocks between the 630 Level and 650 Level underway in late July. Pre-production will continue through the second half of the year, including ramp and sub-level development from the 525 Level to the 710 Level with ore development on sills. Commercial production is targeted to occur during the fourth quarter of the year.

The Company is working toward preparing initial National Instrument (“NI”) 43-101 compliant resource estimates for both Bell Creek Complex (expected by the end of 2010) and Thunder Creek (targeted for the first half of 2011), with plans for increased underground waste development, diamond drilling and infrastructure planning in support of the preparation of these resources. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Bell Creek and Thunder Creek. The

Company is conducting an engineering study for access development of the Bell Creek Complex, including the potential for a new shaft at the Bell Creek Mine.

After reaching the Thunder Creek deposit from the 200 Level access ramp from Timmins Mine in late June, work off the ramp during the third quarter to date has focused on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure. Once additional drill results are received, development along mineralization is scheduled to commence in August which will allow the Company to begin initial processing of Thunder Creek mineralization at the Bell Creek Mill later in the year.

Development of the 650 Level drift to Thunder Creek resumed in mid-July after the completion of the shaft change-over and the advancement of development work in support of initial test stoping at Timmins Mine. Reflecting a prioritizing of development work along the 630 Level at Timmins Mine, the 650 Level access ramp is now expected to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres) in October.

At Bell Creek, refurbishing of the mine workings is expected to be completed and the ramp driven to the 400 metre level by year end, with sill development from below the 300 metre level on the “North A” vein scheduled to commence in the third quarter. Extensive surface and underground drilling is ongoing at Bell Creek in support of the Company’s target to establish an initial NI 43-101 compliant resource estimate during the fourth quarter of 2010.

Project and Exploration Spending ($’000)	Six months ended June 30, 2010*

Resource property and deferred exploration
Timmins Mine	$31,034
Bell Creek Mill	8,260
Bell Creek Complex	14,823
Thunder Creek (including advanced exploration)	3,632
Thorne	1,317
Casa Berardi	621
Other projects	1,263
$60,950
Property, plant and equipment
Timmins Mine	6,762
Bell Creek Mill	1,012
Bell Creek Mine	3,075
$10,849

Project and Exploration Spending	$71,799

First half of 2010 gold sales related to 2010 production	(6,407)

Net Project and Exploration Spending	$65,392

* Net Project and Exploration Spending reported excludes non cash values allocated to resource properties on acquisition of various properties in the first six months of 2010 ($4.0 million), noncash charges of $3.1 million for resource property and deferred exploration and net $4.5 million for property, plant and equipment and changes in working capital.

PROPERTY DEVELOPMENTS

DEFERRED EXPLORATION EXPENDITURES

Exploration expenditures for the first half of 2010 totalled $11.0 million and included $2.6 million at the Timmins Mine project, $4.3 million at Bell Creek Complex, $1.0 million at Thunder Creek, $1.3 million at the Thorne property, $0.6 million at Casa Berardi, $0.5 million on the Mexican properties and the remainder at other projects. As of August 9, 2010, the Company had 19 drills active on its properties, including 2 underground drills at Timmins Mine, 2 underground and 2 surface drills at Thunder Creek, 4 surface drills at the Thorne property, and 7 surface and 2 underground drills at the Bell Creek Complex.

BELL CREEK MILL

During the first half of 2010, spending at the Bell Creek Mill totaled $9.3 million, including property, plant and equipment of $1.0 million and capitalized processing costs. Of this amount, $6.2 million was spent during the second quarter (including property, plant and equipment of $1.0 million) and mainly related to the mill expansion and polishing pond expenditures as well as capitalized operating expenditures.

The mill processed a total of 74,789 tonnes at an average grade of 2.78 gpt during the first half of 2010 (40,056 tonnes at an average grade of 3.45 gpt in the second quarter), primarily from the lower grade upper level stopes at the Timmins Mine. A total of 6,405 ounces at a recovery rate of 95.9% was achieved during the first half of 2010 (4,250 ounces at a recovery rate of 95.6% for the second quarter). Production from the Timmins Mine to the Bell Creek Mill will increase significantly during the third quarter with initial stoping from the test blocks between the 630 and 650 levels.

The Phase One Bell Creek Mill expansion was well underway during the second quarter. This expansion will increase the Mill’s capacity to 2,000 tonnes per day. An additional ball mill and leach tank are the major pieces of equipment required for this expansion. A 14.5’X12.5’ ball mill was purchased and arrived on site by mid-July. It will be refurbished before being installed. Commissioning of the Phase One Expansion is expected during October 2010.

TIMMINS MINE PROJECT

During the first half of 2010, the Company incurred $37.8 million of expenditures on the Timmins Mine project, including advanced exploration, ramp development and exploration drilling expenditures.

ADVANCED EXPLORATION PROGRAM

In late 2007, the Company commenced work on an advanced underground exploration program at the Timmins Mine. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the property, as well as to support an underground diamond drilling program to both confirm and expand the currently identified probable reserve and to identify new resources. During the first half of 2010, the Company’s advanced exploration expenditures at the Timmins Mine project (including shaft and ramp expenditures) totalled $35.2 million, of which $6.8 million was for property, plant and equipment. Of the $35.2 million of expenditures, $17.4 million (including $3.6 million for property, plant and equipment) was spent in the second quarter.

The Company completed sinking the shaft to the 710 metre level during the first quarter. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May, at which time the shaft was commissioned and the skipping of waste commenced. Pre-production progressed throughout the second quarter, mainly involving access development on the 630 Level towards the Ultramafic 1 and 1a zones as well as ramping to the 610 Level. As of the end of the second quarter, the 630 Level access development was largely completed including the silling of the initial stope test blocks between the 630 and 650 Levels. As of August 9, 2010 pre-production from the Ultramafic 1a stope on 630 Level was well underway and a second longhole drill was being commissioned on the 630 Level. Commercial production is targeted during the fourth quarter of 2010.

As of June 30, 2010, the ramp from surface had advanced to below the 260 metre level, and a total of 66,695 tonnes (5,992 ounces) were mined from stopes between the 140 and 230 metre levels so far during 2010.

Timmins Mine Underground

Underground drilling at the Timmins Mine was carried out on both the upper and lower portions of the mine, with drilling on the upper levels being targeted towards the Main zone between the 180 and 200 levels, and drilling on the lower levels targeted towards the Ultramafic and Upper Footwall Zones near the 650 Level.

During the second quarter of 2010, the Company released results from 44 holes totalling 7,627 metres of underground drilling at Timmins Mine, representing the final 13 holes (3,627 metres) of the 2009 program and 31 holes (3,945 metres) from the ongoing 2010 program. Results indicate that the programs were successful in identifying new high-grade mineralization within a previously untested gap below the current resource in the Ultramafic Zone between the 740 and 785 levels, identifying new mineralization in the Footwall Zone near the 650 Level outside the current resource model, and confirming and expanding the size of the high-grade core of mineralization in the Ultramafic Zone near the 650 Level.

Timmins Mine Surface

Surface drilling at the Timmins Mine was conducted mainly to test the down plunge extension of the Timmins Mine resource below the 1,200 metre level. The latest results were announced on February 18, 2010, and include assays from 1 hole (1,572 metres) and 9 wedge holes (6,382 metres). The most significant results were from TG08-178f, which intersected 8.11 gpt over 6.0 metres, including 15.92 gpt over 2.5 metres, approximately 130 metres downplunge of the previously defined Timmins Mine mineralization at a 1,330 metre vertical depth. TG08-178f is interpreted to have passed through the top of a newly emerging fold nose located to the north of the main or South ultramafic fold nose which controls the bulk of the mineralization at the Timmins Mine.

TG09-181 passed 100 metres west of previous drilling and approximately 70 metres above TG08-178f and the recently identified North fold nose, but returned an intersection of 7.71 gpt over 2.20 metres, including 13.15 gpt over 1.10 metres and 7.54 gpt over 1.95 metres within the main or South ultramafic fold nose. The development of multiple plunging fold structures that host mineralization as illustrated by the North and South folds present a structurally complex setting favorable for gold mineralization that remains open down plunge.

TG08-178f was extended below the Timmins Mine to test the projection of the Thunder Creek Rusk Horizon. The hole intersected an 18 metre interval of moderately sheared and hydrothermally altered ultramafic rock at the same contact with sedimentary rocks which correlates with the Rusk Zone Horizon. The Rusk Horizon was intersected 1,700 metres vertically below surface and 700 metres vertically below the last known intersection in previously released Hole TC09-73.

THUNDER CREEK

In November 2009 the Company commenced an advanced exploration program on the Thunder Creek property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development on highgrade mineralization and to support an underground drilling program. For the first half of 2010, the Company spent $2.6 million on advanced exploration ($1.0 million during the second quarter). In addition, $1.0 million was spent on exploration at Thunder Creek during the first half of 2010 ($0.3 million in the second quarter).

At the end of June 2010, the 200 Level access ramp reached Thunder Creek and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 metres), including visible gold. The zone intersected carries a minimum 150 metres strike length, remains open to the northeast and southwest and demonstrates potential for high-grade extensions up plunge towards surface. The work along the 200 Level access ramp is now focused on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure

As of August 9, 2010, the drift from the 650 Level at Timmins Mine had advanced approximately 450 metres (approximately 51% complete) towards Thunder Creek. Development of the 650 Level drift was temporarily suspended to allow for work on the Timmins Mine shaft and resumed in mid-July after the completion of the shaft change-over and the advancement of development work in support of initial test stoping at the Mine. The 650 Level drift is expected to access a high- grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres), in October.

During the second quarter, underground drilling was completed from two cut-outs off the 200 Level access ramp located 150 and 400 metre north of the Thunder Creek deposit. The drilling targeted the area of the projected intersection of the new ramp with the Rusk Horizon. Results from the first five holes of this drill program were released on June 29, 2010. Among significant results were: 12.60 gpt over 9.10 metres, including 19.27 gpt over 5.60 metres, in TC200-002A; 15.07 gpt over 10.40 m, including 65.89 gpt over 3.60 metres, in TC200-004; and 8.59 gpt over 8.90 metres, including 15.03 gpt over 4.65 metres, in TC200-005A. TC200-002A tested the Rusk Zone 15 metre below and to the east of previously announced surface hole TC07-36 (24.61 gpt over 7.00 m). TC200-004 tested the zone 30 metres above and to the east of TC07-36, while TC200-005A tested the Zone 15 metres to the east of TC07-36.

The best mineralization encountered in the five initial holes displayed characteristics similar to those found in TC07-36, which include locally intense carbonate, hematite and potassic alteration, 1 to 5% sulphide mineralization and visible gold. The zone intersected is open to the northeast and southwest and based on previous wide spaced surface drilling has a minimum strike length at this elevation of 150 m. Underground drilling is continuing with two drills which are focused on defining the mineralization surrounding the access crosscut to allow early development at the level elevation. Once this drilling is complete the plan is to move the drills to a new hangingwall ramp being developed from the access crosscut north of the zone and define the entire zone down to the 425 level. Definition below the 425 elevation will be done from the 650 level.

Surface drilling at Thunder Creek during the second quarter mainly involved testing along the projected southwesterly extension of the Thunder Creek deposit which to date has only seen little to no testing, especially below the 100 metre level. Drilling was conducted with one drill on a wide spaced pattern to expand and improve the overall geologic model for the area between Thunder Creek and the 144 Zone, located approximately 2 kilometers to the southwest. A second surface drill was added in early July to accelerate this work.

THORNE PROPERTY

On February 10, 2010 the Company commenced drilling at the Thorne property. The program is being conducted currently with four surface drills and is designed to test the Gold River Trend, an east - west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. During the first half of 2010, the Company spent $1.3 million on exploration at the Thorne property.

The majority of known mineralization defined to date is related to two main areas, Gold River East and Gold River West, where multiple lenses of higher grade mineralization occur in close proximity to each other. The 2010 drill program is expected to consist of approximately 20,000 metres and be directed mainly towards extending the Gold River East and West zones to depth and along strike.

On May 4, 2010, results from the first nine holes (3,320 metres) of the 2010 drill program at the Thorne property along the Gold River Trend included the extension of the North Porphyry Zone in the Gold River East area by 120 metres to depth (to 520 metres) and of the 4800 Zone by 125 m downplunge, as well as reporting multiple high-grade intercepts in the Gold River West area. The results highlighted the potential for significant resources at shallow depths with the possibility for open and/or underground bulk mining, as well as for deeper higher-grade resources with significant depth potential.

On June 23, 2010 the Company announced results from an additional 17 holes (5,885 metres) of the 2010 drill program at Thorne property. Significant results announced included 13 holes from Gold River East which were designed to test areas surrounding the Fold Nose, North Porphyry and 4800 zones. Holes drilled in the Fold Nose Zone were focused near the east and west limits of past drilling to evaluate possibilities for increasing the current resource for this area of 1.2 million tonnes grading 3.00 gpt (121,000 ounces). TH-10-21 was collared on the east side of the current resource block and intersected 18.18 gpt over 11.00 metres, including 33.54 gpt over 5.00 metres, 2.68 gpt over 21.20 metres, 5.32 gpt over 8.00 metres and 2.83 gpt over 12.05 metres. These intersections are within 75 metres of surface and vary from between 25 to 35 metres above previously reported TH-96-36. TH-10-19 undercut TH-96-36 by 35 metres and intersected 6.45 gpt over 1.10 metres, 7.81 gpt over 3.20 metres, including 16.72 gpt over 1.20 metres with visible gold and 4.19 gpt over 3.20 metres.

BELL CREEK COMPLEX

The Company’s spending at the Bell Creek Mine and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during the first half of 2010 totalled $17.9 million, of which $13.6 million related to the Bell Creek Complex advanced exploration program (including $3.1 million for property, plant and equipment) and $4.3 million to exploration. Spending during the second quarter of 2010 totalled $9.3 million, of which $6.3 million related to the Bell Creek Complex advanced exploration program (including $1.4 million for property, plant and equipment) and $3.0 million to exploration.

In May 2009, the Company commenced an advanced exploration program at the Bell Creek Complex mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings and to be driven through the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel.

As of August 9, 2010, the Bell Creek shaft and workings from previous mining had been dewatered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. Slashing of the original shaft ramp from the 240 to the 300 Level was completed in July. The main ramp from surface at Bell Creek has advanced to a vertical depth of 240 metres and, in June, was connected to the 240 shaft ramp, providing a continuous connection from surface to the 300 metre level. The primary ventilation system design required for mining below the 300 level was completed during the first quarter of 2010 and raiseboring in support of this program began on June 1, 2010 with the first phase completed by late July.

Recent drilling at Bell Creek has been a combination of surface and underground work. Surface drilling has been focused mainly on infill and expansion of recently identified mineralization at the Bell Creek Mine with additional limited drilling also being completed at the Vogel and Marlhill properties. One underground drill was also active at Bell Creek and focused on testing the W3F vein above the 150 metre level. As of early July a second drill had been moved to Bell Creek underground and testing initiated on portions of the North A vein below the 300 metre level. All current drilling at Bell Creek, Marlhill and Vogel is being completed to support the Company’s target of establishing a NI 43-101 resource at the Bell Creek Complex during the fourth quarter of 2010.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $4.1 million on the Casa Berardi property as at June 30, 2010 (gross of estimated Quebec refundable taxes of $1.4 million), of which $0.6 million was spent during the first half of 2010. The Company has incurred a total of $4.4 million toward the earn-in commitment (per the earn-in agreement, the Company charges a 10% administrative fee on the expenditures incurred toward the earn-in commitment).

Recent drilling at Casa Berardi involved testing exploration targets on both the east and west blocks of the joint venture property. The latest results were announced on July 23, 2010, and included intercepts of 11.54 gpt over 3.89 metres in CE-10-30 and 4.75 gpt over 1.00 metre and 3.10 gpt over 1.00 metre in CE-10-32 which were drilled into a 200 metre wide gap in drilling near the west—central portion of the G Zone. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone which included 8.58 gpt over 10.40 metres in CW-08-03 (see press release dated October 23, 2008) and extend the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

Other significant results include 40.20 gpt over 0.42 metres, 8.41 gpt over 1.40 metres, 6.74 gpt over 1.28 metres and 5.81 gpt over 1.57 metres in CE-10-29 and 14.65 gpt over 0.50 metres, 4.71 gpt over 1.00 metre and 5.55 gpt over 0.50 metres in CE-10-31 near the east edge of the G Zone and at distances of 40 and 60 metres above CE-08-10. Mineralization intersected is contained within an altered zone of deformed mixed lithic wacke and magnitite rich sediment bands and minor banded chert - magnetite Iron Formation in contact with an approximately 16 metres thick banded chert-magnetite Iron Formation unit. Mineralization within the G Zone is open above and below the current intersections as well as to the east and west.

TI-PA-HAA-KAA-NING

On May 27, 2010 the Company completed the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, as well as other consideration. With the completion of the transaction, the Company now owns 25,075,000 common shares of Northern Superior, representing 19.89% of issued and outstanding shares.

RESULTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2010	2009	2010	2009
Corporate costs	$2,504	$1,444	$4,568	$2,980
General exploration	228	132	497	379
Shareholder information	139	132	261	209
Travel	164	97	267	254
Legal and accounting	271	105	399	185
Net (gain) loss on equity investment	(12)	—	68	—
Loss on sale of / write-off of resource properties and deferred exploration	471	—	471	170
Depreciation of property, plant and equipment	49	51	98	120
Accretion of asset retirement obligations	43	36	86	73
Loss before interest and other income and income taxes	$(3,857)	$(1,996)	$(6,715)	$(4,370)
Interest and other income,net	164	50	235	182
Recovery of income taxes	907	498	1,411	1,008
Net loss for the period	$(2,786)	$(1,449)	$(5,069)	$(3,180)
Net loss per share - basic and diluted	$0.01	$0.01	$0.02	$0.02

The higher net loss in the three and six months ended June 30, 2010 compared to 2009 resulted primarily from increased corporate costs, mainly related to stock based compensation and higher corporate development and affairs expenditures, higher travel and legal and accounting costs, lower interest and other income and recovery of income taxes. The Company recorded a loss of $0.5 million on the sale of the Ti-pa-kaa-haa-ning property on the first half of 2010, while in the same period in 2009, recorded $0.2 million for the write off of non-core properties.

The Company reports stock-based compensation by either expensing the amount on the consolidated statements of loss and deficit (allocating it to (i) corporate costs for corporate employees, or (ii) general exploration for individuals involved in work of a general reconnaissance nature) or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific projects.

The Company capitalized $0.3 million and $0.5 million respectively of stock-based compensation during the three and six months ended June 30, 2010 (same periods in 2009 - $0.1 million and $0.3 million, respectively). The allocation on the consolidated statements of loss and deficit for the three and six months ended June 30, 2010 and 2009, was as follows ($’000):

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Corporate costs	$668	$279	$1,317	$604
General exploration	52	5	59	(4)
Total stock-based compensation	$720	$284	$1,376	$600

The value of the stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value for the six months ended June 30, 2010 of $1.56 (same period in 2009 — $1.49) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (same period in 2009 — 69%); risk free interest rate of 2.3% to 2.5% (same period in 2009 — 1.63% to 2.1%); and expected life of 3.5 years (same period in 2009 — 3.5 years).

The increase in the stock-based compensation expense in 2010 compared to the same period in 2009 is due to the increase in the weighted average grant-date fair value in 2010 and the cancellation of a larger number of options in 2009 than in 2010.

Corporate costs in the three and six months ended June 30, 2010 increased by $1.1 million and $1.6 million, respectively, compared to the same periods in 2009. Excluding the impact of stockbased compensation expense, corporate costs in the three and six months ended June 30, 2010 increased by $0.7 million and $0.9 million, respectively, compared to the same periods in 2009. The increase is due to the costs of integrating West Timmins Mining Inc. operations (acquired in November 2009) and higher corporate development expenses.

General exploration increase in the three and six months ended June 30, 2010 compared to the same periods in 2009, is mostly due to impact of stock-based compensation expense.

Increases in travel and legal and accounting fees in the three and six months ended June 30, 2010 compared to same periods in 2009, are mostly due to increased corporate development and affairs in 2010.

The sale of the Company’s 50% interest in the Ti-pa-haa-kaa-ning property to Northern Superior on May 27, 2010 resulted in a loss of $0.5 million offset by a future tax recovery of $0.6 million. During the three months ended March 31, 2009, the Company wrote off $0.2 million (same period in 2010, $Nil) of its resource properties and deferred exploration, representing the carrying value of certain non core properties.

Net loss on equity investment in the first half of 2010 ($Nil in 2009) represents the Company’s proportionate share on the losses of its equity investments (investments in RT Minerals Corp. and Northern Superior).

In the first quarter of 2010, the Company renounced $21.2 million and $4.0 million of flow through expenditures in respect of funds raised respectively by Lake Shore Gold and West Timmins Mining Inc. (“West Timmins”, a 100% subsidiary of the Company) in 2009, which resulted in a $5.3 million (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. Of the expenditures renounced, $18.7 million and $2.1 million were spent on Canadian exploration expenditures (“CEE”) as at June 30, 2010, respectively, by Lake Shore Gold and West Timmins. The Company and West Timmins have until December 31, 2010 to incur the remaining renounced and not incurred expenditures on eligible CEE.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s except per share amounts):

Fiscal quarter ended	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009

Interest and other income, net	164	70	$169	$56
Net income (loss)	$(2,786)	$(2,283)	$7,201	$(1,886)
Net income (loss) per share* - basic and diluted	$(0.01)	$(0.01)	$0.01	$(0.01)

Fiscal quarter ended	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Interest and other income, net	$50	$132	$600	$892
Net income (loss)	$(1,449)	$(1,731)	$(2,297)	$(1,078)
Net income (loss) per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

*  Net income (loss) per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (same quarter in 2008 - $0.6 million), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009. The Company’s operating expenses increased from the second quarter of 2008 onward, mainly due to higher corporate and other costs in support of capital programs and growth plans as the Company transitions from an exploration company to a gold producer.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold is not in commercial production and to the end of the third quarter of 2009 did not generate any pre-production revenue. The Company generated pre-production revenue of $9.2 million in the first half of 2010 with $5.2 million recorded in the second quarter of 2010 ($15.3 million since beginning of pre-production to June 30, 2010). Financing for the Company has come from raising capital through equity issues. At June 30, 2010, the Company had cash and cash equivalents of $69.9 million. In February of 2010, the Company received gross proceeds from financing of $7.6 million, from the second tranche of a structured flow through financing arranged at the end of 2009.

Cash used in operating activities during the three and six months ended June 30, 2010 was $3.4 million and $4.9 million respectively (same periods in 2009 — cash (used) provided by operating activities was ($0.7 million) and $0.4 million respectively, mainly due to changes in working capital). Changes in non-cash working capital items, recovery of income taxes, loss on sale of property and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

The increase in exploration advances and other receivables ($4.2 million at June 30, 2010, compared to $3.8 million at December 31, 2009) is mainly due to sales taxes; decrease in accounts payable and accrued liabilities ($15.0 million at June 30, 2010, compared to $19.4 million at December 31, 2009) is mainly due to the timing of payments.

Cash used in investing activities in the three and six months ended June 30, 2010 totalled $30.1 million and $64.0 million respectively (same periods in 2009 — $23.9 million and $49.2 million respectively). The Company’s principal investing activity is the acquisition, exploration and advanced exploration of its resource properties. During 2010, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at June 30, 2010) on advanced exploration and field equipment for the Timmins Mine project, advanced exploration and field equipments for the Bell Creek Complex, refurbishing work on the Bell Creek Mill, and on drilling at its various exploration properties and at the Bell Creek Mine (for details, refer to the “Property Developments” section of this MD&A). Included in investing activities is $0.1 million (2009 - $0.2 million) for irrevocable letters of credit posted by the Company, related to different activities in the Timmins Mine project and $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2010 (2009 - $Nil) for investments in certain public companies.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7.6 million; total gross proceeds from the financing, including $8.0 million (first tranche) received on December 29, 2009, were $15.6 million. The Company has until December 31, 2010 and 2011, to spend the money raised in the flow through financings in the first and second tranches, respectively, on CEE.

On July 28, 2010, the Company signed a term sheet with UniCredit for a three-year, corporate revolving credit facility of up to US$50.0 million (for more details refer to the Highlight section on this MD&A). The Company may pursue opportunities to raise additional capital through the debt or equity markets as it progresses with its projects and properties. The credit markets continue to improve and equity markets remain strong, which management believes will enable the Company to source additional financing if required.

OUTSTANDING SHARE CAPITAL

As at August 9, 2010, there were 351,306,626 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
3,727,846	$0.00-$0.99
3,808,948	$1.00-$1.99
789,910	$2.00-$2.99
882,500	$3.00-$3.99
2,474,500	$4.00-$5.00
11,683,704

WARRANTS:

	Number of	Exercise
Date issued	warrants	price	Expiry date

November 6, 2009	1,823,737	$1.30	December 4, 2010
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	2,336,737

RECENT ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at a January 1, 2010, transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company has developed a detailed plan for IFRS convergence comprised of three related phases:

•                             phase 1: review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT.

•                             phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls.

•                             phase 3: implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company is into the second phase of its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS 1, First Time Adoption. The Company also has preliminarily selected its accounting policies from the various policy alternatives and one-time accounting alternatives under IFRS 1.

The following areas have been identified as having the highest potential impact on the Company’s financial reporting: methodology for impairment testing, future taxes, property, plant and equipment, accounting for stock compensation, disclosure and presentation, and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-down may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company will adopt IAS 36 requirements on transition to IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be material with respect to the resource properties and deferred exploration and future income tax balances.

Share Based Payments - Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation awards issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

The Company will use the exemption provision under IFRS 1, First Time Adoption, which allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i. the date of transition to IFRS; and ii. January 1, 2005. The Company does not believe the impact of the application of the first time adoption option to be material to its opening balance sheet under IFRS at January 1, 2010.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalized and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and to use the cost method on a continuing basis. The Company does not believe the impact of the noted differences to be material in its property, plant and equipment balance.

IFRS 1: First-Time Adoption of IFRS — IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment, and stock based compensation expense.

The Company expects not to restate business combinations executed prior to January 1, 2010, and not to restate asset retirement obligations incurred prior to January 1, 2010; the Company also expects to utilize the exemption related to stock based compensation expense (see above under “Share Based Payments”). The Company has preliminarily concluded not to revalue any of its property, plant and equipment.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures. The Company expects to follow the same accounting policy under IFRS.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company is in the process of identifying any such costs capitalized; costs identified will be recorded in the opening deficit on transition.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment (PP&E) and/or intangible assets. The Company has preliminarily concluded to expense all of green field exploration expenditures and capitalize future expenditures whenever certain criteria are met. The Company expects that the application of this policy will have a material impact on the Company’s resource property balances.

Decommissioning Liabilities — Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas under IFRS asset retirement obligations are captured under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on a best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be the fair value using third-party market assumptions. We do not expect that either of these impacts will be material.

The Company will apply the standard prospectively (using IFRS 1 exemption).

Flow through common shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company is also working on implementing changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted initial training sessions targeted to various levels of the organization. Additionally, the Company will also continue to provide training to other key employees and will monitor the impacts on its business processes and information systems, and will develop a broader external communication plan. The Company’s transition plans are on schedule and further updates on the status of key activities for this project will be provided quarterly in 2010 in the Company’s interim Management’s Discussion and Analysis.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the first six months of 2010. The following are related party transactions for the three and six months ended June 30, 2009:

During the three and six months ended June 30, 2009, the Company charged $34 and $84, respectively, to Northern Superior. The charges in 2009 were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009 (from which date, Northern Superior ceased to be a related party of the Company).

Related party transactions were measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2009.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2009. There were no material changes in the internal controls over financial reporting during the first half of 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, and in the second quarter of 2010, by the Company’s management, including the CEO and CFO. The Company is Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first half of 2010.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities;

employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forwardlooking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are typically tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins Mine surface; Thunder Creek property; Bell Creek Complex; and Casa Berardi optioned property are Pat Pope, P.Geo., Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Don Boucher, P.Geo, respectively. Stephen Conquer, P.Geo. is the QP for the Timmins Mine underground drilling project, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Boucher, Pope and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A. Messrs. Pope, Samson, Conquer and Kusins are employees of the Company. Mr. Boucher is independent of Lake Shore Gold.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2009, its Annual Information Form for the year ended December 31, 2009, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.